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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 7
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

Esmark Incorporated
(Name of Subject Company (Issuer))

Severstal Wheeling Acquisition Corp.
(Offeror)
 a wholly-owned subsidiary of
OAO Severstal
(Parent of Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

296475106
(CUSIP Number of Class of Securities)

Sergei Kuznetsov
Chief Financial Officer
OAO Severstal
Klara Tsetkin, 2/3
Moscow, Russia 127299
Telephone: 7 495 540 77 66
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copy to:
 Gary P. Cullen, Esq.
Shilpi Gupta, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*: $808,782,243.50	Amount of Filing Fee**: $31,785.14
*
Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 42,014,662 shares of common stock, par value $0.01 per share ("Shares"), of Esmark Incorporated at the tender offer price of $19.25 per share of common stock. As represented by Esmark Incorporated in the Agreement and Plan of Merger, by and between OAO Severstal and Esmark Incorporated and filed as Exhibit (d)(1) to this Schedule TO, as of June 25, 2008, there were 39,510,321 Shares outstanding and a maximum of 2,504,341 Shares issuable pursuant to existing stock options, stock units awards, and to a grantor trust.

**
The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 For Fiscal Year 2008 issued by the Securities and Exchange Commission on December 27, 2007. Such fee equals $39.30 per $1,000,000 of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$26,639.69	Form or registration no.:	Schedule TO-T
Filing Party:	OAO Severstal	Date Filed:	May 30, 2008
Amount previously paid:	$5,145.45	Form or registration no.:	Schedule TO-T/A
Filing Party:	OAO Severstal	Date Filed:	July 2, 2008
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☒
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:        ☐

CUSIP No. 296475106

(1)	NAME OF REPORTING PERSONS OAO Severstal

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions) WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation

NUMBER OF SHARES BENEFICIALLY OWNED	(7)	SOLE VOTING POWER 100

BY EACH REPORTING PERSON WITH	(8)	SHARED VOTING POWER 23,740,689(1)

	(9)	SOLE DISPOSITIVE POWER 100

	(10)	SHARED DISPOSITIVE POWER 23,740,689(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,740,789(1)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.1%(2)

(14)	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

(2)
Based on 39,510,321 shares outstanding at June 25, 2008.

CUSIP No. 296475106

(1)	NAME OF REPORTING PERSONS Severstal Wheeling Acquisition Corp.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions) AF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED	(7)	SOLE VOTING POWER 0

BY EACH REPORTING PERSON WITH	(8)	SHARED VOTING POWER 23,740,689(1)

	(9)	SOLE DISPOSITIVE POWER 0

	(10)	SHARED DISPOSITIVE POWER 23,740,689(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,740,789(1)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.1%(2)

(14)	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

(2)
Based on 39,510,321 shares outstanding at June 25, 2008.

        This Amendment No. 7 (this "Amendment No. 7") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 30, 2008 (the "Schedule TO"), as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the Commission on June 5, 2008 ("Amendment No. 1"), by Amendment No. 2 to the Schedule TO filed with the Commission on June 6, 2008 ("Amendment No. 2"), by Amendment No. 3 to the Schedule TO filed with the Commission on June 17, 2008 ("Amendment No. 3"), by Amendment No. 4 to the Schedule TO filed with the Commission on June 20, 2008 ("Amendment No. 4"), by Amendment No. 5 to the Schedule TO filed with the Commission on June 26, 2008 ("Amendment No. 5") and by Amendment No. 6 to the Schedule TO filed with the Commission on July 2, 2008 ("Amendment No. 6) by OAO Severstal, a Russian joint stock company ("Severstal"), on behalf of Severstal Wheeling Acquisition Corp., a Delaware corporation formed on July 11, 2008 and an indirect, wholly owned subsidiary of Severstal ("Purchaser"). The Schedule TO, as amended, relates to Purchaser's offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Esmark Incorporated, a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of June 13, 2008, between the Company and Computershare Trust Company, N.A., as Rights Agent, for $19.25 per Share, net to the seller in cash (less applicable withholding taxes and without interest). Purchaser's offer is made upon the terms and conditions described in the Offer to Purchase, dated May 30, 2008, the First Amendment and Supplement to the Offer to Purchase, dated June 5, 2008 and the Second Amendment and Supplement to the Offer to Purchase, dated July 2, 2008, (collectively, as amended or supplemented from time to time, the "Offer to Purchase"), and in the Letter of Transmittal and instructions thereto (which, as they each may be amended or supplemented from time to time, together constitute the "Offer").

        Except as specifically set forth herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 or Amendment No. 6. You should read this Amendment No. 7 together with the Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

        On July 18, 2008, Severstal announced the extension of the Expiration Date of the Offer to 10:00 a.m., New York City time, on August 4, 2008. The tender offer has been extended to allow for the expiration of the review period by the Committee on Foreign Investment in the United States (CFIUS) under the Exon-Florio Amendment to the Defense Production Act of 1950, as amended. The CFIUS review period is expected to expire at 11:59 p.m., Eastern Daylight Time, on Friday, August 1, 2008. The full text of the press release Severstal issued on July 18, 2008 is filed as Exhibit (a)(5)(G) hereto. All references in the Exhibits to the Schedule TO to the Expiration Date shall hereby mean 10:00 a.m., New York City time, on August 4, 2008.

ITEMS 1 THROUGH 9 AND 11.

        Items 1 through 9 and 11 of the Schedule TO are hereby amended as follows:

        All references to the "Expiration Date" or "5:00 p.m., New York City time, on July 18, 2008" shall mean "10:00 a.m., New York City time, on August 4, 2008".

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        Item 8 of the Schedule TO and Item 5 of the Schedule 13D are hereby amended to replace Schedule I with the following Amended and Restated Schedule I, reflecting updated information concerning the directors and executive officers of Purchaser and Severstal.

AMENDED AND RESTATED SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
OFFICERS OF PURCHASER AND SEVERSTAL

1.     Directors and Executive Officers of Purchaser.

        The following table sets forth the name, current business address, citizenship, current principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, the current business address of each person is 14661 Rotunda Drive, P.O. Box 1699, Dearborn, Michigan, 48120. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Purchaser.

Name, Country of Citizenship and Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Gregory Mason Business Address: 11/3 Khokhlovsky pereulok, Moscow 109028 Russia Citizenship: United States of America	Director and President of Purchaser. Mr. Mason is an executive Director of OAO Severstal. Mr. Mason has been the Chief Operating Officer of OAO Severstal since 2006 and the Chief Executive Officer of Severstal International since 2008. From 2004 to 2006, Mr. Mason was the Chief Technical Officer of OAO Severstal. From 2000 through 2004, Mr. Mason was the Managing Partner of Metal Strategies.
Ronald J. Nock Citizenship: United States of America

Director and Vice President of Purchaser. Mr. Nock has been the President and Chief Executive Officer of Severstal North America, Inc. since January 2006. Prior to this, Mr. Nock served as Chief Executive Officer (January 2005 through December 2005) and as Chief Operating Officer (February 2004 through December 2004) of Severstal North America, Inc., and as Senior Vice President of Rouge Industries, Inc. (predecessor to Severstal North America, Inc.), prior to 2004.

Mark J. Yost Citizenship: United States of America

Director and Vice President, Secretary and Treasurer of Purchaser. Mr. Yost has been the Chief Financial Officer of Severstal North America,  Inc. since May 12, 2008. Prior to this, Mr. Yost served in various Financial Analysis, Treasury, Audit and Payroll capacities with Severstal North America, Inc. since 2004 and with Rouge Industries, Inc. (predecessor to Severstal North America, Inc.), prior to 2004.

2.     Directors and Executive Officers of Severstal.

        The following table sets forth the name, current business address, citizenship, current principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Severstal. Unless otherwise indicated, the current business address of each person is ulitsa Mira 30, Vologda Region,

Cherepovets, Russia 162600. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Severstal.

Name, Country of Citizenship and Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Christopher Clark Business Address: Associated British Ports Ltd., 150 Holborn, London EDIN 2LR Citizenship: United Kingdom	Mr. Clark is a non-executive Chairman of the Board of OAO Severstal. Mr. Clark also serves as Chairman of the Board of Associated British Ports, Urenco Limited and Wagon plc. Mr. Clark was the Chief Executive Officer of Johnson Matthey plc.
Martin D. Angle Business Address: NEC, Birmingham, United Kingdom B4019T Citizenship: United Kingdom

Mr. Angle is a non-executive Director of OAO Severstal and Chairman of the Audit Committee. Mr. Angle also serves as a Director of Savills plc, Dubai International Capital plc, Chairman of the Board of The National Exhibition Centre, Chairman of the Board of Celerant Consulting, and is a member of the Board of Warwick Business School. Mr. Angle was the Operational Managing Director of Terra Firma Capital Partners.

Rolf Stomberg Business Address: Falkenstein 9, Hamburg 22587, Germany Citizenship: Germany

Mr. Stomberg is the senior independent director of OAO Severstal. Mr. Stomberg also serves as Chairman of the Supervisory Board of LANXESS AG and Francotyp Postalia AG, and as a member of the Board of Directors and Senior Independent Director of Smith and Nephew plc. Mr. Stomberg was Chairman of Management Consulting Group plc.

Ronald Freeman Business Address: 6 Essex Villas, London, W8 7BN, United Kingdom Citizenship: United Kingdom

Mr. Freeman is a non-executive Director of OAO Severstal. Mr. Freeman also serves on the Board of Directors of KAMAZ Inc., Imagine Group Holdings Ltd., Troika Dialog and Volga Gas, and serves on the Supervisory Board of Polish Telecom. Mr. Freeman is on the Board of Trustees of American University in Paris, is a Commissioner and Co-Chairman of the Finance Committee of the U.K./U.S. Fulbright Commission and is the co-Treasurer and on the Executive Committee of the Atlantic Council.

Dr. Peter Kraljic Business Address: 18, Oppidans Road, London, NW 33 AG, United Kingdom Citizenship: Netherlands

Dr. Kraljic is a non-executive Director of OAO Severstal. Dr. Kraljic also serves as a member of the Advisory Board of Business School Bled and LEK d.d., Slovenia. Dr. Krajlic was a member of the Advisory Board of McKinsey & Company.

Vadim Makhov Citizenship: Russian Federation

Mr. Makhov is a non-executive Director of OAO Severstal. Prior to 2008, Mr. Makhov was the Deputy Chief Executive Officer for Strategy and Business Development of OAO Severstal. Mr. Makhov also serves as Chairman of the Board of Directors of Severstal US Holdings, LLC, Severstal North America, Inc. and Severstal Investments, LLC and as a member of the Board of Directors of Alliance-1420.

Name, Country of Citizenship and Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Alexey Mordashov Business Address: 11/3 Khokhlovsky pereulok, Moscow 109028 Russia Citizenship: Russian Federation	Mr. Mordashov is an executive Director and Chief Executive Officer of OAO Severstal. Mr. Mordashov also serves as Chairman of the Board of Directors of Power Machines, SVEZA and Alliance-1420 and as a director of BANK ROSSIYA and a general Director of Lagunai-Delta.
Mikhail Noskov Business Address: 11/3 Khokhlovsky pereulok, Moscow 109028 Russia Citizenship: Russian Federation

Mr. Noskov is a non-executive Director of OAO Severstal. Mr. Noskov also serves as Chairman of the Board of Directors of Metcombank and as a member of the Board of Directors of SVEZA, Bank VTB North-west, Media-Holding REN TV and Television and Radio Company—Petersburg.

Anatoly Kruchinin Citizenship: Russian Federation

Mr. Kruchinin is an executive Director of OAO Severstal and the Chief Executive Officer of Cherepovets Steel Mill. Mr. Kruchinin also serves as a member of the Board of Directors of Neva-Metall and Izhora Pipe Mill.

Roman Deniskin Business Address: 2/3 Klara Tsetkin Street, Moscow 127299 Russia Citizenship: Russian Federation

Mr. Deniskin is a General Director of ZAO Severstal—Resurs and Chief Executive Officer of Severstal Mining. Mr. Deniskin also serves as a member of the Board of Directors of Karelsky Okatysh, Olcon, Vorkutaugol and Celtic Resources Holdings Ltd.

Dmitry Sanin Business Address: 2/3 Klara Tsetkin Street Moscow 127299 Russia Citizenship: Russian Federation	Mr. Sanin has been the Senior Vice President Legal Affairs of OAO Severstal since January 2007. Prior to such time, Mr. Sanin served as the Senior Vice President Legal Affairs of Severstal Group.
Sergei Kuznetsov Business Address: 2/3 Klara Tsetkin Street Moscow 127299 Russia Citizenship: Russian Federation

Mr. Kuznetsov has been the Chief Financial Officer and Deputy Director General of OAO Severstal since May 2008. Prior to such time, Mr. Kuznetsov served as the Chief Financial Officer of Severstal North America, Inc.

Gregory Mason Business Address: 11/3 Khokhlovsky pereulok, Moscow 109028 Russia Citizenship: United States of America

Mr. Mason is an executive Director of OAO Severstal. Mr. Mason has been the Chief Operating Officer of OAO Severstal since 2006 and the Chief Executive Officer of Severstal International since 2008. From 2004 to 2006, Mr. Mason was the Chief Technical Officer of OAO Severstal. From 2000 through 2004, Mr. Mason was the Managing Partner of Metal Strategies.

Name, Country of Citizenship and Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Andrey Mityukov Business Address: 2/3 Klara Tsetkin Street Moscow 127299 Russia Citizenship: Russian Federation

Mr. Mityukov has been the Senior Vice President Human Resources of OAO Severstal since February 2007. Prior to such time, Mr. Mityukov served as the Senior Vice President Human Resources of Severstal Group (from October 2005 through January 2007) and Human Resources Director of Sveza-Les (from November 2003 through October 2005).

Thomas M. Veraszto Business Address: 2/3 Klara Tsetkin Street, Moscow 127299 Russia Citizenship: Austria

Mr. Veraszto has been the Senior Vice President Strategy and Corporate Development of OAO Severstal since January 2008, and from July 2003 through December 2007 was the Senior Vice President Corporate Development of OAO Severstal (Severstal Group). Prior to July 2003, Mr. Veraszto was a Principal at McKinsey & Company.

ITEM 12.    EXHIBITS

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

        (a)(5)(G)    Press Release issued by Severstal, dated July 18, 2008

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OAO SEVERSTAL
	By:	/s/ GREGORY MASON
		Name:	Gregory Mason
		Title:	Chief Operating Officer
SEVERSTAL WHEELING ACQUISITION CORP.
	By:	/s/ GREGORY MASON
		Name:	Gregory Mason
		Title:	President
Date: July 22, 2008

 EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT
(a)(1)(A)*	Offer to Purchase dated May 30, 2008
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Notice of Guaranteed Delivery
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Form of Guidelines for Request for Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)*	Amendment and Supplement to Offer to Purchase, dated June 5, 2008
(a)(1)(H)*	Second Amendment and Supplement to Offer to Purchase dated July 2, 2008
(a)(1)(I)*	Amended and Restated Form of Letter of Transmittal
(a)(1)(J)*	Amended and Restated Form of Notice of Guaranteed Delivery
(a)(1)(K)*	Amended and Restated Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(L)*	Amended and Restated Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(5)(A)*	Form of Summary Advertisement
(a)(5)(B)*	Press Release issued by Severstal, dated May 30, 2008
(a)(5)(C)*	Press Release issued by Severstal, dated June 5, 2008
(a)(5)(D)*	Press Release issued by Severstal, dated June 17, 2008
(a)(5)(E)*	Press Release issued by Severstal, dated June 19, 2008
(a)(5)(F)*	Press Release issued by Severstal, dated June 25, 2008
(a)(5)(G)	Press Release issued by Severstal, dated July 18, 2008
(b)*	Commitment Letter, dated May 23, 2008, between Severstal and ABN-AMRO, BNP Paribas SA and Citibank, N.A. London
(d)*	Proposed form of merger agreement among Severstal, Purchaser and the Company
(d)(1)*	Agreement and Plan of Merger, by and between OAO Severstal and Esmark Incorporated, dated June 25, 2008
(d)(2)*	Tender and Support Agreement, by and between OAO Severstal and Franklin Mutual Advisers, LLC, as agent for each of the funds listed on a signature page thereto, dated June 25, 2008
(h)	Not Applicable

*
Previously filed

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  ITEMS 1 THROUGH 9 AND 11.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX